SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For May 5, 2016

QIWI plc

Kennedy 12,

Kennedy Business Centre, 2nd Floor,

P.C. 1087, Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

QIWI plc (“QIWI” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission, the following information concerning the matters voted upon at the Extraordinary General Meeting (“EGM”) of the Company held on April 29, 2016.

The matters to be voted upon were notified to the shareholders of record on the record date and to all registered holders of QIWI’s American Depositary Shares (“ADSs”) in accordance with the Deposit Agreement. The total number of Class A shares eligible to vote at the EGM was 15,516,573, with a total of 155,165,730 voting rights; the total number of Class B shares was 44,903,733, with a total of 44,903,733 voting rights. Each Class A share carries ten votes and each Class B share carries one vote.

The following is a brief description of the matters voted upon at the EGM of the Company held on April 29, 2016:

•	Approval of amendments to the Articles of Association of the Company.

Regarding the approval of amendments to the Articles of Association of the Company the final voting results were as follows:

Brief description of the matter put to vote	Votes for	Votes Against	Abstained
To approve the amended and restated Articles of Association of the Company	168,614,623	4,640,552	73,134

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

QIWI PLC (Registrant)

Date: May 5, 2016	By:	/s/ Alexander Karavaev
Alexander Karavaev
Chief Financial Officer

Exhibits

99.1	Articles of Association of QIWI plc